
November 24, 2020

Fabian G. Deneault
Chairman and Chief Executive Officer
Digital Development Partners, Inc.
3505 Yucca Drive, Suite 104
Flower Mound, TX 75028

> **Re:** **Digital Development Partners, Inc.**
> **Post-qualification Amendment 1 to Offering Statement on Form 1-A**
> **Filed November 4, 2020**
> **File No. 024-11215**

Dear Mr. Deneault:

We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

Post-qualification Amendment 1 to Offering Statement on Form 1-A filed November 4, 2020

General

1. We note that you filed your Form 10-Q for the quarter ended September 30, 2020. Please file a post-qualification amendment on Form 1-A to update the financial statements.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood,

Senior Counsel, at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan, Esq.